Exhibit No. 12(b)

CAROLINA POWER & LIGHT COMPANY
d/b/a PROGRESS ENERGY CAROLINAS, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Years Ended December 31

(dollars in millions)	2008	2007	2006	2005	2004
EARNINGS, AS DEFINED:
Income before cumulative effect of changes in accounting principles	$534	$501	$457	$493	$461
Fixed charges, as below	227	223	225	205	201
Income taxes, as below	293	290	260	234	234
Total earnings, as defined	$1,054	$1,014	$942	$932	$896

FIXED CHARGES, AS DEFINED:
Interest on long-term debt	$210	$214	$218	$191	$183
Other interest	9	1	(1)	6	11
Imputed interest factor in rentals – charged
principally to operating expenses	8	8	8	8	7
Total fixed charges, as defined	227	223	225	205	201
Preferred dividends, as defined	5	5	5	4	5
Total fixed charges and preferred dividends combined	$232	$228	$230	$209	$206

INCOME TAXES:
Income tax expense	$298	$295	$265	$239	$239
Included in AFUDC – deferred taxes in
book depreciation	(5)	(5)	(5)	(5)	(5)
Total income taxes	$293	$290	$260	$234	$234

Ratio of Earnings to Fixed Charges	4.64	4.55	4.19	4.55	4.45

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	4.54	4.45	4.10	4.46	4.36